UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)

Canadian Superior Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

136644101

(CUSIP Number)

Ellyn Roberts, Esq.
Shartsis Friese LLP

One Maritime Plaza, 18th Floor

San Francisco, California 94111

(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons

Palo Alto Investors

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 16,002,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 16,002,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person 16,002,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13. Percent of Class Represented by Amount in Row (11) 10.1%

14. Type of Reporting Person (See Instructions) CO, HC

1. Names of Reporting Persons

Palo Alto Investors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 16,002,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 16,002,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person 16,002,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 10.1%

14. Type of Reporting Person (See Instructions) IA, OO

1. Names of Reporting Persons

William Leland Edwards

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization _______
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 50,000
8. Shared Voting Power 16,002,500
9. Sole Dispositive Power 50,000
10. Shared Dispositive Power 16,002,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person 16,052,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 10.1%

14. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons

Anthony Joonkyoo Yun, MD

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 16,002,500
9. Sole Dispositive Power 0
10. Shared Dispositive Power 16,002,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person 16,002,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 10.1%

14. Type of Reporting Person (See Instructions) IN, HC

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Canadian Superior Energy, Inc. (the "Issuer"). The principal executive office of the Issuer is located at Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada, T2P 2V6.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) William Leland Edwards, Palo Alto Investors, LLC ("PAI LLC"), Palo Alto Investors ("PAI Corp") and Anthony Joonkyoo Yun, MD (collectively, the "Filers").

(b) The business address of the Filers is:

470 University Avenue, Palo Alto, CA 94301

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

PAI LLC is an investment adviser registered with the Securities and Exchange Commission and is the general partner of, and investment adviser to, investment limited partnerships. The sole manager of PAI LLC is PAI Corp. Mr. Edwards is the president and controlling shareholder of PAI Corp and the controlling owner of PAI LLC. Mr. Yun is the president of PAI LLC.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Edwards and Mr. Yun are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
PAI LLC	Funds Under Management	$38,027,707

Item 4. Purpose of Transaction

The Filers acquired the Stock for investment purposes. On September 29, 2008, Palo Alto Investors sent a letter to the Issuer's Board of Directors highlighting various conflicts of interest the Filers believe exist because Greg Noval serves as Executive Chairman of the Issuer and Chairman of the Board of Challenger Energy Corp., a vehicle formed to secure financing for the Issuer's Block 5(C) project in Trinidad. That letter requests that Greg Noval resign from the Issuer's board so that the remaining directors can pursue the creation and maximization of shareholder value for the Issuer free from conflict. The letter also states that should Mr. Noval choose not to resign, Palo Alto Investors will consider pursuing all avenues available to it under Canadian and U.S. law. A copy of that letter is attached hereto as Exhibit B.

In pursuing their investment purposes, the Filers may from time to time further purchase, hold, vote, trade, dispose of, engage in option, swap or other derivative securities transactions with respect to or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in the Stock's market price, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, the Filers' liquidity requirements and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with the Issuer's management, Board of Directors, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may affect materially, and result in, the Filers' modifying their ownership of the Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing or taking one or more of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers may reconsider and change their plans or proposals relating to the Stock at any time.

Item 5. Interest in Securities of the Issuer

(a), (b), (d) Each Filer's beneficial ownership of the Stock on the date of this report is reflected on that Filer's cover page. PAI LLC is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients. Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No client individually holds more than 5% of the outstanding Stock. Mr. Edwards is the president and controlling shareholder of PAI Corp., which is the sole manager of PAI LLC, and is the controlling owner of PAI LLC. Mr. Yun is the president of PAI LLC. The Filers are filing this Schedule 13D jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Each Filer disclaims beneficial ownership of the Stock except to the extent of that Filer's pecuniary interest therein.

(c) Listed below are the purchases of the Stock by the Filers during the 60 days before the date on the cover page. All purchases, except that made on September 2, 2008, were made in open market transactions. The purchase on September 2, 2008, was made directly from the Issuer in a private placement. There were no other transactions in the Stock by the Filers during such period.

Filer	Date	Transaction	Number of Shares Purchased or Sold	Average Price Per Share
PAI LLC	8/13/2008	Purchase	500,000	$ 4.51
PAI LLC	9/2/2008	Purchase	1,500,000	$ 4.00
PAI LLC	9/3/2008	Purchase	500,000	$ 3.98
PAI LLC	9/4/2008	Purchase	269,000	$ 3.81
PAI LLC	9/5/2008	Purchase	231,000	$ 3.57
PAI LLC	9/9/2008	Purchase	500,000	$ 3.28
PAI LLC	9/9/2008	Purchase	50,000	$ 3.13
PAI LLC	9/10/2008	Purchase	200,000	$ 3.07
PAI LLC	9/11/2008	Purchase	150,000	$ 3.08
PAI LLC	9/16/2008	Purchase	280,200	$ 2.82
PAI LLC	9/17/2008	Purchase	19,800	$ 2.85

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

PAI LLC is the general partner of investment partnerships pursuant to agreements of limited partnership that grant to PAI LLC the authority, among other things, to invest the funds of such investment partnerships in the Stock, to vote and dispose of the Stock and to file this statement on behalf of such investment partnerships Pursuant to such agreements, PAI LLC is entitled to allocations based on assets under management and realized and unrealized gains.

In addition, 750,000 shares of the Stock are represented by warrants, the form of which is incorporated by reference in this Schedule 13D as Exhibit C. In addition, those warrants are governed by and subject to the terms of a Securities Purchase Agreement and Registration Rights Agreement, the forms of which are incorporated by reference to this Schedule 13D as Exhibits D and E.

Item 7. Material to Be Filed as Exhibits

Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G
Exhibit B Letter to Board of Directors
Exhibit C Form of Warrant to Purchase Shares of Common Stock, incorporated by reference to the Issuer's Form F-3 filed September 26, 2008
Exhibit D Form of Securities Purchase Agreement, incorporated by reference to the Issuer's Form F-3 filed September 26, 2008
Exhibit E Form of Registration Rights Agreement, incorporated by reference to the Issuer's Form F-3 filed September 26, 2008

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2008
PALO ALTO INVESTORS By: /S/ Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: /S/ Mark Shamia, Chief Operating Officer
/S/ Anthony Joonkyoo Yun, MD	/S/ William Leland Edwards

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of any issuer until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Palo Alto Investors, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: September 29, 2008
PALO ALTO INVESTORS By: /S/ Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: /S/ Mark Shamia, Chief Operating Officer
/S/ Anthony Joonkyoo Yun, MD	/S/ William Leland Edwards

EXHIBIT B

September 29, 2008

SENT VIA FACSIMILE

Canadian Superior Energy Inc.

Suite 2700, 605 - 5th Avenue S.W.

Calgary, Alberta T2P 3H5

Canada

(p) 403.294.1411

(f) 403.216.2374

To the Board of Directors:

Palo Alto Investors, LLC ("PAI") has been a long-term investor in Canadian Superior Energy Inc. ("Canadian Superior"), and owns over 14 million of Canadian Superior's common shares, representing approximately 10% of the total common shares outstanding as of the date of this letter.  We have been and continue to be very enthusiastic about the tremendous value in Canadian Superior's current operations, the recent success on the 5(C) block in Trinidad, and the huge potential in all areas of the enterprise.  In our opinion, Canadian Superior has more potential for shareholder value creation presently than at any time in its history.

As supporters of Canadian Superior and its management team, we are aware of the steps that have been taken to enhance the likelihood of success in Trinidad, including the formation of Challenger Energy, Corp. ("Challenger"), as a vehicle to secure financing for the Block 5(C) project.  However, we believe that the project in Trinidad has now come to a stage in its development where the corporate governance structures of Challenger and Canadian Superior create a major conflict of interest.  Specifically, Greg Noval serves as Executive Chairman of Canadian Superior and Chairman of the Board of Challenger, and exercises significant influence over the activities of both entities.  In our opinion, this structure creates a conflict that makes it impossible for Mr. Noval to simultaneously act in the best interest of shareholders of both companies

Furthermore, Mr. Noval has a significant financial interest in Challenger compared to his financial interest in Canadian Superior.   Per Challenger's Management Information Circular, dated May 2008, Mr. Noval owns or controls 4,306,200 shares of Challenger common stock, representing approximately 10.1% of the outstanding shares at the time of that filing.  In addition Mr. Noval owns warrants and options exercisable for shares of Challenger common stock at prices ranging from $0.25 per share to $2.25 per share.

Per Canadian Superior's Management Information Circular, dated May 2008, Mr. Noval owns or controls 480,044 common shares of Canadian Superior, representing approximately 0.03% of the outstanding shares at the time of that filing.  Mr. Noval also holds unexercised options representing another potential 3.7 million common shares of Canadian Superior stock as of the date of that filing. Given his significant financial interest in Challenger, it appears Mr. Noval is highly conflicted in his dealings on behalf of Canadian Superior.

We are supportive of the dedicated team at Canadian Superior, as they have brought the company to the point of having a major viable project in Trinidad. The management team, led by CEO Craig McKenzie, is highly respected and extremely capable. At this point, Canadian Superior and Challenger are on the path of large potential upside for their respective shareholders. Yet the motivations, capabilities, and strategies of the two companies may not always be in alignment and may substantially diverge over time. We believe the fiduciary duties owed by each Director require them to act in the best interest of Canadian Superior at all times, not subordinate its interests to those of any other entity and to take appropriate steps to address any situations of conflict.

Given the significant conflicts of interest Mr. Noval faces in executing his duties for shareholders of both companies, PAI is respectfully requesting that Mr. Noval resign from the Board of Directors of Canadian Superior Energy, Inc. so that the remaining Directors can pursue the creation and maximization of shareholder value for the company, free from conflict.

Should Mr. Noval choose not to resign, we will consider pursuing all avenues available to us under Canadian and U.S. law.

Sincerely,

Mark Shamia

Chief Operating Officer

Palo Alto Investors

CC: Rupert Russell, Shartsis Friese LLP, John Ciardullo, Stikeman Elliot LLP

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